EX-99.D13

Schedule A

To the

Sub-Advisory Agreement

Between

DBX ADVISORS LLC

and

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

Fund	Fee as a % of Average Daily Net Assets
db X-trackers Municipal Infrastructure Revenue Fund	0.05%

db X-trackers Ultra-Short Duration Bond Fund	0.10%

db X-trackers Managed Municipal Bond Fund	0.15%

As revised November 18, 2013